SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  Report of Foreign Private Issuer Pursuant to
                Rule 13a-16 or 15d-16 of the Securities Exchange
                                   Act of 1934

                            For the month of June 2004

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

              Av. Ayrton Senna da Silva, 1633 - 2nd Floor 54410-240
                             Jaboatao dos Guararapes
                                   Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      (Check One) Form 20-F  X Form 40-F
                                            ---          ---

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))


                              (Check One) Yes     No  X
                                              ---    ---

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

                              (Check One) Yes     No  X
                                              ---    ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              (Check One) Yes     No  X
                                              ---    ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
                           CNPJ No. 02.558.158/0001-18
                             NIRE No. 26.3.0001109-3

                   MINUTES OF THE BOARD OF DIRECTORS' MEETING

DATE TIME AND VENUE: On June 17, 2004, at 2:30 p.m., members of Tele Nordeste Celular Participacoes S.A.'s (the "Company") Board of Directors met in the city and state of Rio de Janeiro. PARTICIPANTS: Present at the meeting was the Chairman of the Board, Mario Cesar Pereira de Araujo, and Board members Franco Bertone and Isaac Selim Sutton. CHAIRMAN AND SECRETARY: Mr. Mario Cesar Pereira de Araujo was elected chairman of the meeting, while Mr. Fabiano Gallo, as Secretary. After determining that there was a legal quorum, and according to the required formalities, the Agenda was read and the Board of Directors went on to decide on the following matters. DECISIONS ADOPTED UNANIMOUSLY: (1) RENDERING OF
GUARANTEE: After analyzing the documentation presented and given the convenience of the transaction's timeliness, the Board authorized the Company to provide an unsecured guarantee in favor of its subsidiary, TIM Nordeste Telecomunicacoes S.A., relative to the loan transaction with Banco do Nordeste do Brasil S.A. The practice of acts deemed necessary to carry out this decision was authorized, including the granting of a guarantee by the Company in the form of a Private Instrument of Constitution of Guarantees and Other Covenants to be entered into with Banco Bradesco S.A. It was decided that the Company will be represented in this subject matter by its Commercial Director, Mr. Rogerio Lyra, and its Financial and Investor Relations Director, Mr. Walmir Urbano Kesseli, or by attorney(s)-in-fact appointed by them. CLOSING AND DRAWING OF MINUTES: Having nothing further to be discussed, those present at the meeting were given the opportunity to speak. The meeting was then suspended for the time necessary to draw up the minutes. The meeting then resumed and the minutes, after having been read and approved, were signed by all Board members present.

                         Rio de Janeiro, June 17, 2004.

/s/ Mario Cesar Pereira de Araujo              /s/ Franco Bertone
---------------------------------              ---------------------------------
Mario Cesar Pereira de Araujo                  Franco Bertone
Chairman of the Board                          Board Member

/s/ Isaac Selim Sutton                         /s/ Fabiano Gallo
---------------------------------              ---------------------------------
Isaac Selim Sutton                             Fabiano Gallo
Board Member                                   Secretary

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             TELE NORDESTE CELULAR PARTICIPACOES S.A.


Date:    June 22, 2004

                                   By:     /s/  WALMIR URBANO KESSELI
                                        ----------------------------------------
                                   Name:   Walmir Urbano Kesseli
                                   Title:  Chief Financial Officer